As filed with the Securities and Exchange Commission on January 4, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Arcadium Lithium plc

(Exact name of registrant as specified in its charter)

Bailiwick of Jersey	98-1737136
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 12, Gateway Hub

Shannon Airport House

Shannon, Co. Clare V14 E370

Ireland

Tel. +353 1 6875238

Principal Executive Offices

Livent Nonqualified Savings Plan

(Full title of the plan)

Sara Ponessa

Vice President, General Counsel and Secretary

Suite 12, Gateway Hub

Shannon Airport House

Shannon, Co. Clare V14 E370

Ireland

Tel. +353 1 6875238

Name and address of agent for service

With a copy to:

Michael Kaplan

William H. Aaronson

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Tel.: (212) 450-4000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

On January 4, 2024, Arcadium Lithium plc completed the previously announced transactions contemplated by the Transaction Agreement, dated as of May 10, 2023, as amended by the Amendment to Transaction Agreement, dated as of August 2, 2023, the Second Amendment to Transaction Agreement, dated as of November 5, 2023, and the Third Amendment to Transaction Agreement, dated as of December 20, 2023 (as amended, the “Transaction Agreement”), by and among Livent Corporation, a Delaware corporation (“Livent”), Allkem Limited, an Australian public company limited by shares, Arcadium Lithium plc, a public limited company incorporated under the laws of the Bailiwick of Jersey (originally incorporated as Lightning-A Limited, a private limited company incorporated under the laws of the Bailiwick of Jersey and f/k/a Allkem Livent plc) (“Arcadium” or the “Registrant”), Lightning-A Merger Sub, Inc., a Delaware corporation, and Arcadium Lithium Intermediate IRL Limited, a private company limited by shares and incorporated and registered in Ireland.

At the effective time of the Merger (as defined in the Transaction Agreement), the Registrant assumed the obligations of Livent under the Livent Nonqualified Savings Plan, dated January 1, 2019, (the “Livent NQ Savings Plan”), pursuant to which eligible participants may elect to defer their compensation in accordance with the provisions of the Livent NQ Savings Plan.

This Registration Statement on Form S-8 (this “Registration Statement”) is being filed for the purpose of registering (i) up to 2,400,000 ordinary shares, par value $1.00 per share (the “Ordinary Shares”), reserved for issuance or issuable under the Livent NQ Savings Plan; and (ii) up to $15,000,000 of obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the Livent NQ Savings Plan.

PART I

The information specified in Item 1 and Item 2 of Part I of Form S-8 is omitted from this filing with the Commission in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of the Form S-8 instructions. The documents containing the information specified in Part I will be delivered to the participants in the Plan as required by Rule 428(b)(1).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents are incorporated herein by reference:

a.	the annual report on Form 10-K of Livent Corporation (the predecessor of the Registrant) for the year ended December 31, 2022, filed with the Commission on February 24, 2023;

b.	quarterly reports of Livent Corporation on Form 10-Q for the quarter ended March 31, 2023, filed with the Commission on May 4, 2023, for the quarter ended June 30, 2023, filed with the Commission on August 4, 2023, and for the quarter ended September 30, 2023, filed with the Commission on November 9, 2023;

c.	the Registrant’s Current Report on Form 8-K12B, filed with the Commission on January 4, 2024;

d.	current Reports of Livent Corporation on Form 8-K filed with the Commission on September 26, 2023 and November 15, 2023;

e.	all other reports filed by the Registrant (and its predecessor, Livent Corporation) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since the end of the fiscal year covered by the document referred to in (a) above; and

f.	the description of the Ordinary Shares of the Registrant included under the caption “Description of NewCo Shares” in the Registrant’s registration statement on Form S-4 (File No. 333-273360), initially filed with the Commission on July 20, 2023, as amended thereafter (including on November 15, 2023) and declared effective by the Commission on November 20, 2023, and including any amendment or report filed for the purpose of updating such description.

In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents.

Nothing in this Registration Statement shall be deemed to incorporate information furnished but not filed with the Commission pursuant to Item 2.02 or Item 7.01 of Form 8-K.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein), modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

The following description of the deferred compensation obligations of the Registrant under the Livent NQ Savings Plan is qualified in its entirety by reference to the Livent NQ Savings Plan, which is included as Exhibit 99 to this Registration Statement.

Under the Livent NQ Savings Plan, the Registrant provides a select group of management or highly compensated employees, who (i) earned at least $250,000 in one of the prior two years and are expected to earn at least $250,000 in the current year, (ii) are prohibited from receiving the total employer contribution under the Livent Savings and Investment Plan (the “Tax-Qualified Plan”) due to limitations imposed on the Tax-Qualified Plan by the Internal Revenue Code, as amended, or (iii) are otherwise selected by the plan sponsor (“Participants”), the opportunity to elect to defer up to 50% of their base compensation and up to 100% of their annual cash management incentive compensation. The portions of compensation deferred under such elections are referred to herein as the “Obligations”. If Participants elect to defer their compensation under the Livent NQ Savings Plan, Participants are eligible for company matching and other contributions (“Company Contributions”).

The Obligations are unsecured general obligations of the Registrant to pay the deferred compensation in the future in accordance with the terms of the Livent NQ Savings Plan and rank equally with other unsecured and unsubordinated indebtedness of the Registrant. The Registrant is not required to fund or otherwise segregate assets to be used for the payment of the Obligations. Notwithstanding the foregoing, the Registrant has established a grantor trust (the “Trust”) to hold assets to be used for payment of the Obligations. However, the assets of the Trust shall remain the assets of the Registrant subject to the claims of its general creditors. The Obligations shall be paid in cash (either in a lump sum or installments) on the first day of the calendar month following the earliest to occur of (i) the Participant’s death, (ii) a specified date elected by the Participant at the time of the deferral or (iii) the sixth calendar month after the date such Participant’s employment with the Registrant terminates. There is no trading market for the Obligations.

Compensation deferred by a Participant and Company Contributions are credited to an individual bookkeeping account for each Participant established by the Livent Employee Benefit Plan Committee (the “Committee”). Participant accounts shall be deemed to be invested in accordance with the investment alternatives the Participants select and the terms of the Livent NQ Savings Plan. The investment alternatives are determined by the Committee and include a diversified group of mutual funds. In addition, there is a Registrant stock fund which is closed to new contributions. Each Participant account shall be adjusted for all earnings, expenses, gains or losses that would have been applicable with respect to the particular investment, as the case may be, deemed to be held in such account if the Registrant actually owned such investment.

A Participant’s rights to any amounts credited to his or her account shall not be grantable, transferable, pledgeable or otherwise assignable by the Participant and may only pass upon the Participant’s death pursuant to the terms of the Livent NQ Savings Plan, pursuant to a beneficiary designation made by a Participant in accordance with the terms of the Livent NQ Savings Plan or pursuant to the laws of inheritance. The Obligations are not subject to early redemptions, in whole or in part. The Obligations are not convertible into any other security of the Registrant. The plan sponsor reserves the right to amend or terminate the Livent NQ Savings Plan; provided, however, that any such action shall not adversely affect the right of any Participant to receive any vested benefits already accrued in a Participant’s account.

Item 5.	Interests of Named Experts and Counsel.

The validity of the securities registered hereunder has been passed upon for the Registrant by Sara Ponessa. As of January 4, 2024, Sara Ponessa, Vice President, General Counsel and Secretary of the Registrant, participated in the Livent NQ Savings Plan and held $421,274 in securities under the Livent NQ Savings Plan. In addition, as of January 4, 2024, Ms. Ponessa beneficially owned 49,789 outstanding Ordinary Shares, held 66,562 restricted share units in respect of Ordinary Shares and held options to purchase 128,321 shares of Ordinary Shares.

Item 6.	Indemnification of Directors and Officers.

Except as hereinafter set forth, there is no charter provision, bylaw, contract, arrangement or statute under which any director or officer of the Registrant is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

Pursuant to clause 11.2 of the articles of association of the Registrant (the “Articles”), the Registrant must indemnify each director and officer and to the full extent permitted by law.

The Registrant’s articles of association provide in relevant part: “The Company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses incurred by the Officer as a present or former director or officer of the Company or of a related body corporate.” As used in the foregoing sentence, the term “Officer” means (a) a person who is or has been a director or officer of the Registrant and (b) such other officers or former officers of the Registrant or of its related bodies corporate as its board of directors in each case determines.

The relevant provision of the Companies (Jersey) Law 1991 (the “Jersey Companies Law”) is is Article 77, which provides:

“(1)

Subject to paragraphs (2) and (3), any provision, whether contained in the articles of, or in a contract with, a company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company shall be void.

(2)

Paragraph (1) does not apply to a provision for exempting a person from or indemnifying the person against—

a. any liabilities incurred in defending any proceedings (whether civil or criminal)—

(i)  in which judgment is given in the person’s favour or the person is acquitted,

(ii)  which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or

(iii)  which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings;

b.  any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company;

c.  any liability incurred in connection with an application made under Article 212 in which relief is granted to the person by the court; or

d.  any liability against which the company normally maintains insurance for persons other than directors.

(3)

Nothing in this Article shall deprive a person of any exemption or indemnity to which the person was lawfully entitled in respect of anything done or omitted by the person before the coming into force of this Article.

(4)

This Article does not prevent a company from purchasing and maintaining for any such officer insurance against any such liability.”

The Registrant maintains an insurance policy for its directors and officers in respect of liabilities arising out of any act, error or omission whilst acting in their capacities as directors or officers of the Registrant or its affiliated companies.

The Registrant’s directors and its executive officers have entered into an indemnification agreement with the Registrant that provides indemnification for judgments, fines, excise taxes, penalties and amounts paid in settlement and related expenses to the fullest extent permitted under the applicable provisions of Article 77 of the Jersey Companies Law (as amended from time to time). This indemnification will be reduced to the extent that a director or applicable executive officer has received payment under the Registrant’s directors’ and officers’ liability insurance.

The foregoing is subject to the detailed provisions of the Articles, the full text of the indemnification agreements and the Jersey Companies Law.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Exhibit Number	Description
3.1*	Memorandum of Association of the Registrant, as amended, effective as of November 9, 2023 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, dated as of January 4, 2024)

3.2*	Articles of Association of the Registrant, as amended, effective as of December 20, 2023 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, dated as of December 27, 2023)

5.1**	Opinion of Ogier (Jersey) LLP

5.2**	Opinion of Sara Ponessa

23.1**	Consent of Ogier (Jersey) LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement)

23.2**	Consent of Sara Ponessa (included in the opinion filed as Exhibit 5.2 to this Registration Statement)

23.3**	Consent of KPMG LLP, independent registered public accounting firm of Livent Corporation

23.4**	Consent of Ernst & Young, independent auditors of Allkem Limited

23.5**	Consent of Integral Consulting Inc.

23.6**	Consent of Sean Kosinski

23.7**	Consent of BBA Inc.

23.8**	Consent of DRA Americas Inc.

23.9**	Consent of SGS Geological Services

23.10**	Consent of Marc Rougier (WSP Canada Inc.)

23.11**	Consent of Carl Pednault (WSP Canada Inc.)

99*	Livent Nonqualified Savings Plan (incorporated herein by reference to Exhibit 10.22 to Livent Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 28, 2019 (Registration No. 001-38694))

107**	Filing Fee Table

* Previously filed or incorporated by reference herein.

** Submitted herewith.

Item 9.	Undertakings.

(a)  The Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)   To include any material information with respect to the Plan not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that: the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act, that are incorporated by reference in this Registration Statement;

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(b)   The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on the 4th day of January, 2024.

ARCADIUM LITHIUM PLC

By:	/s/ Paul W. Graves
Paul W. Graves President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, the trustees (or other persons who administer the Livent NQ Savings Plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on the 4th day of January, 2024.

LIVENT NONQUALIFIED SAVINGS PLAN

By:	/s/ Gilberto Antoniazzi
Gilberto Antoniazzi Chair, Livent Benefits Plan Committee

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Paul W. Graves, Gilberto Antoniazzi and Sara Ponessa, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this Registration Statement, (ii) additional registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body and (iii) documents and to take any action that may be required under applicable law in connection with this Registration Statement and the transactions contemplated herein, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name and Signature	Title	Date

/s/ Paul W. Graves	President and Chief Executive Officer	January 4, 2024
Paul W. Graves	(Principal Executive Officer) and Director

/s/ Gilberto Antoniazzi	Vice President, Chief Financial	January 4, 2024
Gilberto Antoniazzi	Officer and Treasurer (Principal Financial Officer)

/s/ Ronald B. Stark	Chief Accounting Officer	January 4, 2024
Ronald B. Stark	(Principal Accounting Officer)

/s/ Michael F. Barry
Michael F. Barry	Director	January 4, 2024

/s/ Peter Coleman
Peter Coleman	Director	January 4, 2024

/s/ Alan Fitzpatrick
Alan Fitzpatrick	Director	January 4, 2024

/s/ Florencia Heredia
Florencia Heredia	Director	January 4, 2024

/s/ Leanne Heywood
Leanne Heywood	Director	January 4, 2024

/s/ Christina Lampe-Önnerud
Christina Lampe-Önnerud	Director	January 4, 2024

/s/ Pablo Marcet
Pablo Marcet	Director	January 4, 2024

/s/ Steven T. Merkt
Steven T. Merkt	Director	January 4, 2024

/s/ Fernando Oris de Roa
Fernando Oris de Roa	Director	January 4, 2024

/s/ Robert C. Pallash
Robert C. Pallash	Director	January 4, 2024

/s/ John Turner
John Turner	Director	January 4, 2024